UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 06-30-2012

Check here if Amendment [ ]; Amendment Number: _____
  This Amendment (Check only one.):   [ ] is a restatement.
                                            [ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-_____

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

MC Comras	London, U.K.	08-14-2012
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____28_____

Form 13F Information Table Value Total: _____ 207,288_____
(thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	11,128	243,340	SH		SOLE		243,340		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	12,287	341,785	SH		SOLE		341,785		
CELGENE CORP	COM	151020 10 4	14,221	221,645	SH		SOLE		221,645		
CHART INDS INC	COM PAR $0.01	16115Q 30 8	34	500	SH		SOLE		500		
CHECK POINT SOFTWARE TECH LT	ORD	M22465 10 4	10,203	205,751	SH		SOLE		205,751		
COTT CORP QUE	COM	22163N 10 6	4,953	603,273	SH		SOLE		603,273		
DREAMWORKS ANIMATION SKG INC	CL A	26153C 10 3	7,607	399,129	SH		SOLE		399,129		
GOLDCORP INC NEW	COM	380956 40 9	17,454	464,461	SH		SOLE		464,461		
HILLSHIRE BRANDS CO	COM	432589 10 9	6,766	233,403	SH		SOLE		233,403		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	7,146	102,738	SH		SOLE		102,738		
KIMBERLY CLARK CORP	COM	494368 10 3	525	6,264	SH		SOLE		6,264		
KONAMI CORP	SPONSORED ADR	50046R 10 1	41	1,820	SH		SOLE		1,820		
MARKET VECTORS ETF TR	VIETNAM ETF	57060U 76 1	200	10,866	SH		SOLE		10,866		
MEDTRONIC INC	COM	585055 10 6	13,317	343,854	SH		SOLE		343,854		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	5,490	319,210	SH		SOLE		319,210		
PFIZER INC	COM	717081 10 3	19,358	841,671	SH		SOLE		841,671		
SANOFI	SPONSORED ADR	80105N 10 5	71	1,889	SH		SOLE		1,889		
SHUFFLE MASTER INC	COM	825549 10 8	7,706	558,370	SH		SOLE		558,370		
SILVER WHEATON CORP	COM	828336 10 7	69	2,553	SH		SOLE		2,553		
SMITH & NEPHEW PLC	SPDN ADR NEW	83175M 20 5	36	723	SH		SOLE		723		
SOUTHWESTERN ENERGY CO	COM	845467 10 9	10,083	315,797	SH		SOLE		315,797		
SYNGENTA AG	SPONSORED ADR	87160A 10 0	59	862	SH		SOLE		862		
TYCO INTERNATIONAL LTD	SHS	H89128 10 4	17,256	326,504	SH		SOLE		326,504		
ULTRA PETROLEUM CORP	COM	903914 10 9	12,156	526,933	SH		SOLE		526,933		
WD-40 CO	COM	929236 10 7	423	8,499	SH		SOLE		8,499		
WOLVERINE WORLD WIDE INC	COM	978097 10 3	4,756	122,635	SH		SOLE		122,635		
XYLEM INC	COM	98419M 10 0	7,194	285,813	SH		SOLE		285,813		
YAMANA GOLD INC	COM	98462Y 10 0	16,749	1,087,574	SH		SOLE		1,087,574		